UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Capital Senior Living Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

140475203

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

Steve Wolosky, Esq.

Kenneth Mantel, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		582,478
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

582,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

582,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		582,478
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

582,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

582,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 140475203

1	NAME OF REPORTING PERSON

Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		582,478
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

582,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

582,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 140475203

This Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 filed on June 9, 2021 (“Amendment No. 1”), Amendment No. 2 filed on August 9, 2021 (“Amendment No. 2”), Amendment No. 3 filed on August 12, 2021 (“Amendment No. 3” ), Amendment No. 4 filed on September 15, 2021 (“Amendment No. 4”) and Amendment No. 5 filed on October 12, 2021 (“Amendment No. 5”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

This Amendment No. 6 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iii) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea and OA, the “Reporting Persons”).

Since the date of Amendment No. 5, Pangaea participated in the Issuer’s common stock rights offering, as described in further detail in Item 5 below. This Amendment No. 6 is being filed to amend Item 3 and Item 5 of the Schedule 13D to reflect that development. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pangaea has expended an aggregate of approximately $17,215,758 of its investment capital to acquire the 582,478 shares of Common Stock beneficially owned by Pangaea (the “Shares”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) As of the filing date of this Amendment No. 6, the Reporting Persons, in total, beneficially own 582,478 Shares. The Shares represent approximately 9.0% of the outstanding shares of Common Stock. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 6 are calculated based upon 6,442,224 Shares outstanding, calculated by adding the 2,190,599 Shares of Common Stock outstanding as of August 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 13, 2021, plus the Common Stock issuances described in the Issuer’s Current Report on Form 8-K filed with the SEC on November 4, 2021. OA has voting and dispositive power over the Shares held by Pangaea, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

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CUSIP No. 140475203

(c) On November 3, 2021, the Issuer announced the closing of its previously announced transactions with affiliates of Conversant Capital LLC, including the rights offering, which gave the Issuer’s existing stockholders the right to purchase 1.1 Shares as of the record date of September 10, 2021, at $30 per share. Pangaea subscribed for and acquired 305,055 additional Shares.

Except as described herein, the Reporting Persons have not engaged in any transactions in the securities of the Issuer effected since the filing of Amendment No. 5 to the Schedule 13D by any Reporting Person.

(d) Other than Pangaea that beneficially holds the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

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CUSIP No. 140475203

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021	PANGAEA VENTURES, L.P.

	By:	Ortelius Advisors GP I, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: November 5, 2021	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: November 5, 2021	/s/ Peter DeSorcy
Peter DeSorcy

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